FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 01, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Wimm-Bill-Dann Increases its Stake in Ufamolagroprom

Press-release

Moscow, Russia – September 30, 2003 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the acquisition of an additional 47.7% of the equity capital of Ufamolagroprom OJSC (Ufa, the Republic of Bashkortostan), increasing its total shareholding to 97.82%. The transaction was worth about US$3.15 million.

Founded in 1971, Ufamolagroprom OJSC is the largest manufacturing facility for milk processing and dairy production in the Republic of Bashkortostan. The plant became part of Wimm-Bill-Dann in March 2001.

The plant was originally designed with a capacity of 240 tons of processed milk per day. Current capacity stands at 600 tons. Ufamolagroprom has approximately 1,500 employees.

Today, Ufamolagroprom OJSC produces more than 140 high-quality products. The plant manufactures milk, butter, kefir, sour cream, curds, glazed curds and yogurt along with the traditional dairy products of Bashkortostan. The plant’s produce is sold under well-known Russian brands such as ‘Little House in the Country’, ‘Happy Milkman’, ‘Zavetni Bidonchik’ ‘Wonder’, ‘Ginger Up’, ‘Frugurt’, ‘Bio-Max’ and ‘Doctor Bifi’.

Ufamolagroprom operates the most advanced manufacturing facility for cheese and cheese spreads in Russia. In August 2003, the plant launched production of cheese spreads under ‘Cheesemaker Orlova’ brand. The brand’s unique taste and attractive packaging give it a strong competitive edge, and it is expected that this brand will be soon rolled out throughout Russia.

As part of an ongoing modernization programme, more than US$700,000 was provided for building, acquiring and refurbishing premises and equipment at Ufamolagroprom over the past year.

- ends -

For further information contact:

Kira Kiryuhina
Wimm-Bill-Dann Foods OJSC
Yauzsky Boulevard, 16, Moscow
tel.: +7 095 733 9726/9727
fax: +7 095 733 9725

www.wbd.com
e-mail: kira@wbd.ru

or

Edward Baumgartner
Shared Value Ltd
30 St James’s Square
London SW1Y 4JH
Phone: +44 20 7321 5010
Fax: +44 20 7321 5020
e-mail: ebaumgartner@sharedvalue.net

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia and launched production of mineral water in 2003. The company was founded in 1992 and listed on the New York Stock Exchange in 2002.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann came first out of 45 Russian companies in Standard & Poor’s 2003 survey of corporate transparency and disclosure.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: October 01, 2003